CUSIP No. 150937100                                           Page 1 of 58 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            ------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*


                        Centennial HealthCare Corporation
       -----------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
       -----------------------------------------------------------------

                         (Title of Class of Securities)



                                    150937100
       -----------------------------------------------------------------
                                 (CUSIP Number)
                                    --------

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150937100                                           Page 2 of 58 Pages


Lawrence B. Sorrel                             William J. Hewitt, Esq.
Welsh, Carson, Anderson                        Reboul, MacMurray, Hewitt,
  & Stowe                                        Maynard & Kristol
320 Park Avenue                                45 Rockefeller Plaza
New York, NY  10022                            New York, NY  10111
Tel. (212) 893-9500                            Tel. (212) 841-5700

                         Daryl R. Griswold
                         Centennial HealthCare Corporation
                         400 Perimeter Center Terrace
                         Suite 650
                         Atlanta, GA 30346
                         Tel. (770) 698-9040
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 1998
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

CUSIP No. 150937100                                           Page 3 of 58 Pages


-----------------------------------------------------------------
1)   Names of Reporting Persons                Welsh, Carson,
     I.R.S. Identification                     Anderson &
     Nos. of Above Persons (ENTITIES ONLY)     Stowe VIII, L.P.
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of                7)   Sole Voting          -0-
Shares Beneficially           Power
Owned by Each
Reporting Person         ________________________________________
With:                    8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-        -0-
                              tive Power
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                     PN

CUSIP No. 150937100                                           Page 4 of 58 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons               WCAS VIII
     I.R.S. Identification                    Associates LLC
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of                7)   Sole Voting          -0-
Shares Beneficially           Power
Owned by Each
Reporting Person         ________________________________________
With:                    8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-        -0-
                              tive Power
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                           [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    OO

CUSIP No. 150937100                                           Page 5 of 58 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                WCAS Capital
     I.R.S. Identification                     Partners III, L.P.
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting          -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-        -0-
                              tive Power

                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 150937100                                           Page 6 of 58 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                WCAS CP III
     I.R.S. Identification                     Associates L.L.C.
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting          -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-        -0-
                              tive Power

                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    OO

CUSIP No. 150937100                                           Page 7 of 58 Pages

-------------------------------------------------------------
1)   Names of Reporting Persons                Welsh, Carson,
     I.R.S. Identification                     Anderson & Stowe
     Nos. of Above Persons (ENTITIES ONLY)     VI, L.P.
----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of                7)   Sole Voting    2,520,193 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
With:
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  2,520,193 shares of
                              tive Power     Common Stock
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           2,520,193 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                21.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 150937100                                           Page 8 of 58 Pages

--------------------------------------------------------------
1)   Names of Reporting Persons                WCAS VI Partners, L.P.
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of                7)  Sole Voting     2,520,193 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ---------------------------------------
                         9)   Sole Disposi-  2,520,193 shares of
                              tive Power     Common Stock
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           2,520,193 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                           [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                21.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN
-----------------------------------------------------------------

CUSIP No. 150937100                                           Page 9 of 58 Pages

1)   Names of Reporting Persons                WCAS Capital
     I.R.S. Identification                     Partners II, L.P.
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    246,896 shares of
Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  246,896 shares of
                              tive Power     Common Stock

                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           246,896 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                           [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                2.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP No. 150937100                                          Page 10 of 58 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                WCAS CP II
     Identification                            Partners
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      New Jersey
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    246,896 shares of
Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  246,896 shares of
                              tive Power     Common Stock

                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           246,896 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                           [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                2.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 150937100                                          Page 11 of 58 Pages

---------------------------------------------------------------
1)   Names of Reporting Persons                WCAS Healthcare
     I.R.S. Identification                     Partners, L.P.
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    81,384 shares of
Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
With:
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  81,384 shares of
                              tive Power     Common Stock
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           81,384 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------

12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.7%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 150937100                                          Page 12 of 58 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                WCAS HP Partners
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    81,384 shares of
Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
With:
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  81,384 shares of
                              tive Power     Common Stock
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           81,384 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                           [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.7%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN
-----------------------------------------------------------------

CUSIP No. 150937100                                          Page 13 of 58 Pages

1)   Names of Reporting Persons                J. Stephen Eaton
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           PF
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      U.S. Citizen
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    1,213,077 (including
Beneficially                  Power          1,115,371 shares and
Owned by Each                                97,706 shares issuable
Reporting Person                             upon exercise of options
With:                                        currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  1,213,077
                              tive Power     (including 1,115,371
                                             shares and 97,706 shares
                                             issuable upon exercise of
                                             options currently
                                             exercisable within 60
                                             days, respectively)
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           1,213,077 (including
     Owned by Each Reporting Person          1,115,371 shares and
                                             97,706 shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)

CUSIP No. 150937100                                          Page 14 of 58 Pages

-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                10.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    IN

CUSIP No. 150937100                                          Page 15 of 58 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                Kent C. Fosha, Sr.
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           PF
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      U.S. Citizen
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    53,949 (including
Beneficially                  Power          7,970 shares
Owned by Each                                and 45,979 shares
Reporting Person                             issuable upon exercise
With:                                        of options currently
                                             exercisable within 60
                                             days, respectively)
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  53,949 (including
                              tive Power     7,970 shares and 45,979
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           53,949 (including
     Owned by Each Reporting Person          7,970 shares and 45,979
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)

CUSIP No. 150937100                                          Page 16 of 58 Pages

-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.5%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    IN

CUSIP No. 150937100                                          Page 17 of 58 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                Alan C. Dahl
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           PF
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      U.S. Citizen
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    93,976 (including
Beneficially                  Power          59,492 shares and
Owned by Each                                34,484 shares issuable
Reporting Person                             upon exercise of options
With:                                        currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  93,976 (including
                              tive Power     59,492 shares and 34,484
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           93,976 (including
     Owned by Each Reporting Person          59,492 shares and 34,484
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)

CUSIP No. 150937100                                          Page 18 of 58 Pages

-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.8%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    IN

CUSIP No. 150937100                                          Page 19 of 58 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                Lawrence W. Lepley
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [ X ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           PF
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      U.S. Citizen
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    92,226 (including
Beneficially                  Power          83,225 shares and
Owned by Each                                9,001 shares issuable
Reporting Person                             upon exercise of options
With:                                        currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         8)   Shared Voting
                              Power               -0-
                         ----------------------------------------
                         9)   Sole Disposi-  92,226 (including
                              tive Power     83,225 shares and 9,001
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           92,226 (including
     Owned by Each Reporting Person          83,225 shares and 9,001
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)

CUSIP No. 150937100                                          Page 20 of 58 Pages

-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.8%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    IN

CUSIP No. 150937100                                          Page 21 of 58 Pages


                                  Schedule 13D
                                  ------------

          The items of the statement on Schedule 13D dated July 17, 1997 and filed by reporting person J. Stephen Eaton relating to the Common Stock, $.01 par value (the "Common Stock"), of Centennial HealthCare Corporation, a Georgia corporation (the "Issuer") are hereby amended and restated as set forth below. Reporting persons Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), WCAS Healthcare Partners L.P., a Delaware limited partnership ("WCAS HP"), and WCAS Capital Partners II, L.P., a Delaware limited partnership ("WCAS CP II"), previously filed, as a group, a statement on
Schedule 13G dated February 10, 1998 relating to the Common Stock of the Issuer.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

Item 2.  Identity and Background.
         -----------------------

          (a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), WCAS VIII Associates LLC, a Delaware limited liability company ("VIII Associates"), WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III"), WCAS CP III Associates, L.L.C., a Delaware limited liability company ("CP III Associates"), WCAS HP, WCAS HP Partners, a Delaware general partnership ("HP Partners"), WCAS VI, WCAS VI Partners, L.P., a Delaware limited partnership ("VI Partners"), WCAS CP II, WCAS CP II Partners, a New Jersey general partnership, ("CP II Partners"), J. Stephen Eaton, Kent C. Fosha, Alan
C. Dahl and Lawrence W. Lepley (hereinafter collectively referred to as the "Reporting Persons").

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by it.

CUSIP No. 150937100                                          Page 22 of 58 Pages

          WCAS VIII and VIII Associates
          -------------------------

          (b)-(c) The principal business of WCAS VIII is that of a private investment partnership. WCAS VIII's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS VIII is VIII Associates. The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. VIII Associates' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VIII Associates are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS CP III and CP III Associates
          -----------------------------

          (b)-(c) The principal business of WCAS CP III is that of a private investment partnership. WCAS CP III's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS CP III is CP III Associates. The principal business of CP III Associates is that of acting as the general partner of WCAS CP III. CP III Associates' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP III Associates are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS HP and HP Partners
          -----------------------

          (b)-(c) WCAS HP is a Delaware limited partnership. The principal business of WCAS HP is that of a private investment partnership. WCAS HP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS HP is HP Partners. The principal business of HP Partners is that of acting as the general partner of WCAS HP. HP Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of HP Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS VI and VI Partners
          ---------------------

          (b)-(c) The principal business of WCAS VI is that of a

CUSIP No. 150937100                                          Page 23 of 58 Pages

private investment partnership. WCAS VI's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS VI is VI Partners. The principal business of VI Partners is that of acting as the general partner of WCAS VI. VI Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VI Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          WCAS CP II and CP II Partners
          -----------------------------

          (b)-(c) The principal business of WCAS CP II is that of a private investment partnership. WCAS CP II's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS CP II is CP II Partners. The principal business of CP II Partners is that of acting as the general partner of WCAS CP II. CP II Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP II Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          General Partners and Managing Members of VIII Associates, CP III Associates, HP Partners, VI Partners and CP II Partners
          ------------------------------------------------------------


General Partners/            Address                      Occupation
Managing Members
----------------             -------                      ----------
Patrick J. Welsh         Welsh, Carson,                 General Partner,
                         Anderson & Stowe               VI Partners,
                         320 Park Avenue                CP II Partners,
                         Suite 2500                     and HP Partners;
                         New York, NY  10022            Managing Member,
                                                        VIII Associates and
                                                        CP III Associates

Russell L. Carson        Welsh, Carson,                 General Partner,
                         Anderson & Stowe               VI Partners,
                         320 Park Avenue                CP II Partners,
                         Suite 2500                     HP Partners;
                         New York, NY  10022            Managing Member,
                                                        VIII Associates and
                                                        CP III Associates

CUSIP No. 150937100                                          Page 24 of 58 Pages


General Partners/            Address                      Occupation
Managing Members
----------------             -------                      ----------

Bruce K. Anderson        Welsh, Carson,                 General Partner,
                         Anderson & Stowe               VI Partners and
                         320 Park Avenue                CP II Partners;
                         Suite 2500                     Managing Member,
                         New York, NY  10022            VIII Associates and
                                                        CP III Associates

Richard H. Stowe         Welsh, Carson,                 General Partner,
                         Anderson & Stowe               VI Partners and
                         320 Park Avenue                CP II Partners;
                         Suite 2500                     Managing Member,
                         New York, NY  10022            CP III Associates

James B. Hoover          Dauphin Capital                Private equity
                         Partners                       fund manager;
                         108 Forest Avenue              General Partner,
                         Locust Valley, NY 11560        CP II Partners

Charles G. Moore, III    The Woodman Building           Private investor;
                         75 Pearl Street                General Partner,
                         Suite 209                      CP II Partners
                         Portland, ME 04101

Andrew M. Paul           Welsh, Carson,                 General Partner,
                         Anderson & Stowe               VI Partners and
                         320 Park Avenue                CP II Partners;
                         Suite 2500                     Managing Member,
                         New York, NY  10022            VIII Associates and
                                                        CP III Associates

Thomas E. McInerney      Welsh, Carson,                 General Partner,
                         Anderson & Stowe               VI Partners and
                         320 Park Avenue                CP II Partners;
                         Suite 2500                     Managing Member,
                         New York, NY  10022            VIII Associates and
                                                        CP III Associates

Laura VanBuren           Welsh, Carson,                 General Partner,
                         Anderson & Stowe               VI Partners and
                         320 Park Avenue                CP II Partners;
                         Suite 2500                     Managing Member,
                         New York, NY  10022            VIII Associates and
                                                        CP III Associates

CUSIP No. 150937100                                          Page 25 of 58 Pages


General Partners/            Address                      Occupation
Managing Members
----------------             -------                      ----------

Priscilla A. Newman      Welsh, Carson,                 Managing Member,
                         Anderson & Stowe               VIII Associates and
                         320 Park Avenue                CP III Associates
                         Suite 2500
                         New York, NY  10022

Robert A. Minicucci      Welsh, Carson,                 General Partner,
                         Anderson & Stowe               VI Partners,
                         320 Park Avenue                CP II Partners;
                         Suite 2500                     Managing Member,
                         New York, NY  10022            VIII Associates and
                                                        CP III Associates

Anthony J. deNicola      Welsh, Carson,                 General Partner,
                         Anderson & Stowe               CP II Partners and
                         320 Park Avenue                VI Partners;
                         Suite 2500                     Managing Member,
                         New York, NY  10022            VIII Associates and
                                                        CP III Associates

Paul B. Queally          Welsh, Carson,                 Managing Member,
                         Anderson & Stowe               VIII Associates and
                         320 Park Avenue                CP III Associates;
                         Suite 2500                     General Partner,
                         New York, NY  10022            VI Partners

Lawrence B. Sorrel       Welsh, Carson,                 Managing Member,
                         Anderson & Stowe               VIII Associates and
                         320 Park Avenue                CP III Associates
                         Suite 2500
                         New York, NY  10022

          J. Stephen Eaton

          (b)-(c) J. Stephen Eaton is President, Chairman of the Board and Chief Executive Officer of the Issuer. His business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

          Kent C. Fosha, Sr.

          (b)-(c) Kent C. Fosha, Sr. is Executive Vice President of Operations of the Issuer. His business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

CUSIP No. 150937100                                          Page 26 of 58 Pages

          Alan C. Dahl

          (b)-(c) Alan C. Dahl is Executive Vice President, Chief Financial Officer and Treasurer of the Issuer. His business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.


          Lawrence W. Lepley

          (b)-(c) Lawrence W. Lepley is President of Paragon Rehabilitation, Inc., an indirect wholly-owned subsidiary of the Issuer. His business address is 3100 West End Avenue, Suite 470, Nashville, TN 37203.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          As previously reported in filings with the Securities and Exchange Commission by WCAS VI, WCAS CP II and WCAS HP, and as further described in Item 5 below, WCAS VI, WCAS CP II and WCAS HP currently beneficially own 2,520,193 (21.1%), 246,896 (2.1%) and 81,384 (0.7%) shares of Common Stock, respectively.
A majority of the shares of Common Stock held by WCAS VI, WCAS CP II and WCAS HP were acquired from the Issuer upon conversion of securities of the Issuer which were issued to such entities in connection with the December 31, 1995 merger between a subsidiary of the Issuer and Transitional Health Services ("THS") in respect of securities of THS which had been purchased with the working capital of such entities. A portion of the shares of Common Stock held by WCAS VI, WCAS CP II and WCAS HP were acquired from the Issuer upon conversion of securities of the Issuer which had been purchased directly from the Issuer with the working capital of such entities. The remainder of the shares of Common Stock held by WCAS VI, WCAS CP II and WCAS HP were acquired on January 31, 1997 from Mr. Eaton for $12.18 per share with the working capital of such entities. No additional shares of Common Stock have been acquired by any of such Reporting Persons in connection with the Merger Agreement, as defined and further described in Item 6 below.

CUSIP No. 150937100                                          Page 27 of 58 Pages

          J. Stephen Eaton currently owns 1,115,371 shares of Common Stock (not including 97,706 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days), which were acquired as follows: Mr. Eaton was founder of the Issuer and acquired the majority of his shares upon its initial capitalization. He purchased
7,066 shares in private sales for $8.49 per share in 1994, acquired 76,632 shares upon exercise of options granted under the 1992 Stock Option Plan at $.2944 per share, acquired an additional 5,000 shares for $16.00 per share in conjunction with the Issuer's initial public offering and received shares as a result of a stock dividend in connection with the merger between a subsidiary of the Issuer and THS on December 31, 1995. No additional shares of Common Stock have been acquired by such Reporting Person in connection with the Merger Agreement, as defined and further described in Item 6 below.

          Kent C. Fosha, Sr. currently owns 7,970 shares of Common Stock (not including 45,979 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days), which were acquired as follows: All shares were acquired upon the exercise of options granted under the Issuer's 1992 Stock Option Plan at an exercise price of $.2944 per share. No additional shares of Common Stock have been acquired by such Reporting Person in connection with the Merger Agreement, as defined and further described in Item 6 below.

          Alan C. Dahl currently owns 59,492 shares of Common Stock (not including 34,484 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days), which were acquired as follows: 2,000 shares were acquired in the initial public offering for $16.00 per share; 2,000 shares were acquired in the open market for $20.125 per share; 11,495 shares were acquired upon the exercise of options granted under the 1994 Stock Option Plan at an exercise price of $7.83 per share; 38,316 shares were acquired upon the exercise of options granted under the 1992 Stock Option Plan at an exercise price of $.2944 per share, 4,056 shares were received as the result of a stock dividend in connection with the merger between a subsidiary of the Issuer and THS on December 31, 1995 and 1,625 shares were purchased in a private sale for $8.49 per share in 1994. No additional shares of Common Stock have been acquired by such Reporting Person in connection with the Merger Agreement, as defined and further described in
Item 6 below.

          Lawrence W. Lepley currently owns 83,225 shares of Common Stock (not including 9,001 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days), which were acquired as follows: All 83,225 shares were acquired from the Issuer upon conversion of securities in connection with the merger between a subsidiary of the Issuer and THS on December 31, 1995. No additional shares of Common Stock have been acquired by such Reporting Person in connection with the Merger Agreement, as defined and further described in Item 6 below.

CUSIP No. 150937100                                          Page 28 of 58 Pages

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons have, through entities organized specifically for such purpose, entered into the transactions described herein for the purpose of accomplishing the Merger, as defined and further described in Item 6 below.

          The purpose of the Merger is to permit Parent to acquire the entire equity ownership of the Issuer. The Merger Agreement, Commitment Letter and Shareholders Agreement, all as defined and described in Item 6, have been entered into in furtherance of such purpose.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following information is based on a total of 11,923,618 shares of Common Stock outstanding as of August 5, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1998:


          (a)

          WCAS VIII and VIII Associates
          -------------------------

          WCAS VIII and VIII Associates own no shares of Common Stock.

          WCAS CP III and CP III Associates
          -------------------------

          WCAS CP III and CP III Associates own no shares of Common Stock.

          WCAS HP and HP Partners
          -----------------------

          WCAS HP owns 81,384 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding. HP Partners, as the sole general partner of WCAS HP, may be deemed to beneficially own the securities owned by WCAS HP.

          WCAS VI and VI Partners
          ---------------------

          WCAS VI owns 2,520,193 shares of Common Stock, or

CUSIP No. 150937100                                          Page 29 of 58 Pages

     approximately 21.4% of the Common Stock outstanding. VI Partners, as the sole general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP II and CP II Partners
          -----------------------------

          WCAS CP II owns 246,896 shares of Common Stock, or approximately 2.1% of the Common Stock outstanding. CP II Partners, as the sole general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

        Managing Members and General Partners of VIII Associates, CP III
             Associates, VI Partners, HP Partners and CP II Partners
                -------------------------------------------------

          (i) Patrick J. Welsh owns 49,977 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 49,977 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 29,977 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns no shares of Common Stock.

          (v) Charles G. Moore, III owns no shares of Common Stock.

          (vi) Andrew M. Paul owns 12,707 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (vii) Thomas E. McInerney owns 10,000 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Laura VanBuren owns no shares of Common Stock.

          (ix) Priscilla A. Newman owns no shares of Common Stock.

          (x) Robert A. Minicucci owns 10,772 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Anthony J. deNicola owns 5,000 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Paul B. Queally owns no shares of Common Stock.

          (xiii) Lawrence B. Sorrel owns no shares of Common Stock.

CUSIP No. 150937100                                          Page 30 of 58 Pages

          (xiv) James B. Hoover beneficially owns 13,464 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          J. Stephen Eaton

          J. Stephen Eaton owns 1,213,077 shares of Common Stock (including 97,706 shares issuable upon the exercise of stock options exercisable currently or within 60 days), or approximately 10.1% of the Common Stock outstanding.

          Kent C. Fosha, Sr.

          Kent C. Fosha, Sr. owns 53,949 shares of Common Stock (including 45,979 shares issuable upon the exercise of stock options exercisable currently or within 60 days), or approximately 0.5% of the Common Stock outstanding.

          Alan C. Dahl

          Alan C. Dahl owns 93,976 shares of Common Stock (including 34,484 shares issuable upon the exercise of stock options exercisable currently or within 60 days), or approximately 0.8% of the Common Stock outstanding.

          Lawrence C. Lepley

          Lawrence C. Lepley owns 92,226 shares of Common Stock (including 9,001 shares issuable upon the exercise of stock options exercisable currently or within 60 days), or approximately 0.8% of the Common Stock outstanding.


          (b) Each of the persons named in paragraph (a), by virtue of his or her position as a general partner or managing member of VIII Associates, CP III Associates, HP Partners, VI Partners and/or CP II Partners, may be deemed to share the powers to vote or direct the voting of and to dispose or direct the disposition of the shares owned by the limited partnerships of which such entities are the general partners. Each such person disclaims beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member or general partner of such entities.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of

CUSIP No. 150937100                                          Page 31 of 58 Pages

sales of the shares of Common Stock owned by WCAS VI, WCAS CP II or WCAS HP.

          (e) Not Applicable.

          As a result of the Merger, WCAS VIII, WCAS CP III and Messrs. Eaton, Fosha, Dahl and Lepley will indirectly own all of the issued and outstanding securities of the Issuer.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          The Issuer has entered into an Agreement and Plan of Merger, dated as of October 22, 1998, by and among the Issuer, Cougar Holdings Corporation, a Delaware corporation (the "Parent"), and Cougar Acquisition Corp., a Georgia corporation (the "Acquisition Sub") (the "Merger Agreement"). The Merger Agreement is incorporated by reference herein as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The Parent is the sole shareholder of the Acquisition Sub. WCAS VIII formed the Parent and the Acquisition Sub in order to facilitate the Merger. The Merger Agreement provides for, among other things, the merger of the Acquisition Sub with and into the Issuer (the "Merger"). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of the Issuer's Common Stock will be canceled, extinguished and converted automatically into the right to receive $16.00 in cash, payable by the Parent or the Acquisition Sub to the holder thereof and each outstanding share of the Acquisition Sub's capital stock will be converted into one share of Common Stock. Upon the effectiveness of the Merger, the separate corporate existence of the Acquisition Sub will cease, and the Issuer is to be its successor and the surviving corporation. The Merger Agreement contains customary representations, warranties and covenants. The representations, warranties and covenants generally will not survive the closing date of the Merger.

          Pursuant to a letter agreement, dated October 22, 1998, from WCAS VIII and WCAS CP III to the Parent (the "Commitment Letter"), WCAS VIII and WCAS CP III have committed to provide the Parent with up to an aggregate of $210 million of financing to ensure, subject to the terms and conditions of the Merger Agreement, the performance of the Parent's and the Acquisition Sub's obligations under the Merger Agreement. The Commitment Letter is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto.

          Pursuant to a Shareholders Agreement dated as of October 22, 1998 (the "Shareholders Agreement") among the Parent, the Acquisition

CUSIP No. 150937100                                          Page 32 of 58 Pages

Sub and Messrs. Eaton, Fosha, Dahl and Lepley (collectively, the "Management Parties"), the Management Parties have agreed to contribute to the Parent not less than 505,000 shares of Common Stock in exchange for shares of the Parent's common stock. For purposes of such contribution and exchange, the Common Stock contributed will be valued at $16.00 per share and the common stock of the Parent received in exchange will be valued at $2.00 per share. By agreement of WCAS VIII and Mr. Eaton, additional members of the Issuer's management may be permitted to acquire Common Stock in exchange for shares of the Parent common stock. Pursuant to the Shareholders Agreement, (i) WCAS VIII and certain affiliated individuals have agreed to purchase, for an aggregate $100 million in cash, 50 million shares of the Parent's common stock and (ii) WCAS CP III has agreed to purchase, for an aggregate of $100 million in cash, the Parent's subordinated notes in the face amount of $100 million and 7,142,857 shares of the Parent's common stock.

          Pursuant to the Shareholders Agreement, WCAS VI and each of the Management Parties has agreed to vote their shares of the Issuer (i) in favor of adoption and approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholders Agreement and (ii) except as otherwise agreed to in writing in advance by the Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Issuer; (2) any material amendment of the Issuer's Articles of Incorporation or By-laws; or (3) any other action involving the Issuer or its subsidiaries which has the effect of impeding, interfering with, delaying, postponing, or impairing (A) the ability of the Issuer to consummate the Merger or (B) the transaction contemplated by the Shareholders Agreement and the Merger Agreement. Pursuant to the Shareholders Agreement, WCAS VI and each of the Management Parties has agreed not to enter into any agreement or understanding with any person or entity prior to the termination of the Shareholders Agreement to vote in any manner inconsistent therewith.

          Pursuant to the Shareholders Agreement, each of the Management Parties further agreed that while the Merger Agreement is in effect, and except as contemplated by the Shareholders Agreement, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Issuer or enter into any

CUSIP No. 150937100                                          Page 33 of 58 Pages

contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its shares of the Issuer, or any shares of the Issuer acquired after the date hereof, or any interest in any of the foregoing, except to the Parent; (ii) grant any proxies or powers of attorney, deposit any Shares of the Issuer into a voting truest or enter into a voting agreement with respect to any such Shares, or any interest in any of the foregoing, except to the Parent or the Acquisition Sub; or (iii) take any action that would make any representation or warranty of such Management Parties contained herein untrue or incorrect or have the effect of preventing or disabling the Management Parties from performing such Management Parties' obligations under the Shareholders Agreement. The Shareholders' Agreement shall terminate, and no party shall have any rights or obligations thereunder and the Merger Agreement shall become null and void and have no further effect upon the earliest of (a) the effective time of the Merger and (b) termination of the Merger Agreement. The Shareholders Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto.

          The Shareholders Agreement also provides for (i) the amendment of the Management Parties' employment agreements with the Issuer to, among other things, appoint the Management Shareholders officers of the Parent and (ii) the grant of options to purchase additional shares of the Parent's common stock to the Management Parties.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Exhibit A -    Joint Filing Agreement (appears at page 36)
          Exhibit B -    Power of Attorney of Kent C. Fosha, Sr., Alan C. Dahl
                         and Lawrence W. Lepley in favor of J. Stephen Eaton
                         (appears at page 38);
          Exhibit C -    Merger Agreement (incorporated herein by reference to
                         Exhibit 2.1 to the Issuer's Current Report on Form 8-K,
                         dated October 28, 1998)
          Exhibit D -    Commitment Letter (appears at page 39)
          Exhibit E -    Shareholders Agreement (appears at page 41)
          Exhibit F -    Press Release (incorporated herein by reference to
                         Exhibit 99.1 to the Issuer's Current Report on Form
                         8-K, dated October 28, 1998).

CUSIP No. 150937100                                          Page 34 of 58 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                  By:    WCAS VIII Associates LLC, General
                                             Partner

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS VIII ASSOCIATES LLC

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS CAPITAL PARTNERS III, L.P.
                                  By:  WCAS CP III Associates L.L.C., General
                                         Partner

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS CP III ASSOCIATES L.L.C.

                                  By  /s/  Laura VanBuren
                                            Managing Member

                                  WCAS HEALTHCARE PARTNERS, L.P.
                                  By:  WCAS HP Partners, General Partner

                                  By   /s/ Laura VanBuren
                                            Attorney-in-Fact

                                  WCAS HP PARTNERS

                                  By  /s/  Laura VanBuren
                                            Attorney-in-Fact

                                  WCAS CAPITAL PARTNERS II, L.P.
                                  By:  WCAS CP II Partners, General Partner

                                  By   /s/ Laura VanBuren
                                            General Partner

                                  WCAS CP II PARTNERS

                                  By  /s/  Laura VanBuren
                                            General Partner

                                  WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                  By:  WCAS VI Partners, L.P., General Partner

                                  By   /s/ Laura VanBuren
                                            General Partner

                                  WCAS VI PARTNERS, L.P.

                                  By  /s/  Laura VanBuren
                                            General Partner

CUSIP No. 150937100                                          Page 35 of 58 Pages


                                      /s/ Stephen J. Eaton
                                            J. Stephen Eaton


                                                     *
                                            Kent C. Fosha, Sr.


                                                     *
                                            Alan C. Dahl


                                                     *
                                            Lawrence W. Lepley


                                  *By: /s/ Stephen J. Eaton
                                           J. Stephen Eaton, Attorney-in-Fact



Dated: November 2, 1998

CUSIP No. 150937100                                          Page 36 of 58 Pages


                                                                       EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                                  WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                  By:    WCAS VIII Associates LLC, General
                                             Partner

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS VIII ASSOCIATES LLC

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS CAPITAL PARTNERS III, L.P.
                                  By:  WCAS CP III Associates L.L.C., General
                                         Partner

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS CP III ASSOCIATES L.L.C.

                                  By  /s/  Laura VanBuren
                                            Managing Member

                                  WCAS HEALTHCARE PARTNERS, L.P.
                                  By:  WCAS HP Partners, General Partner

                                  By   /s/ Laura VanBuren
                                            Attorney-in-Fact

                                  WCAS HP PARTNERS

                                  By  /s/  Laura VanBuren
                                            Attorney-in-Fact

                                  WCAS CAPITAL PARTNERS
                                  By:  WCAS CP II Partners, General Partner

                                  By   /s/ Laura VanBuren
                                            General Partner

                                  WCAS CP II PARTNERS

                                  By  /s/  Laura VanBuren
                                            General Partner

                                  WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                  By:  WCAS VI Partners, L.P., General Partner

                                  By   /s/ Laura VanBuren
                                            General Partner

                                  WCAS VI PARTNERS, L.P.

                                  By  /s/  Laura VanBuren
                                            General Partner

CUSIP No. 150937100                                          Page 37 of 58 Pages



                                        /s/ J. Stephen Eaton
                                             J. Stephen Eaton


                                                  *
                                             Kent C. Fosha, Sr.


                                                  *
                                             Alan C. Dahl


                                                  *
                                             Lawrence W. Lepley


                                  *By:  /s/ J. Stephen Eaton
                                         J. Stephen Eaton, Attorney-in-Fact


Dated: November 2, 1998

CUSIP No. 150937100                                          Page 38 of 58 Pages

                                                                       EXHIBIT B

                                POWER OF ATTORNEY


          THE UNDERSIGNED hereby makes, constitutes and appoints J. Stephen Eaton (the "Attorney"), with full power of substitution, the true and lawful attorney in fact for the undersigned, in the undersigned's name, place and stead and on the under signed's behalf, to complete, execute and file with the United States Securities and Exchange Commission (the "Commission"), a statement on
Schedule 13D and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that the Attorney deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

          This Power of Attorney shall remain in effect for a period of two years from the date hereof or until such earlier date as a written revocation thereof is filed with the Commission.


Dated:    November 2, 1998



                                              Kent C. Fosha, Sr.



                                              Alan C. Dahl



                                              Lawrence W. Lepley

CUSIP No. 150937100                                          Page 39 of 58 Pages

                                    EXHIBIT D


                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                         WCAS CAPITAL PARTNERS III, L.P.



                                October 22, 1998




Cougar Holdings Corporation
320 Park Avenue, Suite 2500
New York, N.Y. 10022

                        Centennial HealthCare Corporation

Dear Sirs:

          We refer to the Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement") among Cougar Holdings Corporation, a Delaware corporation ("Holdings"), Cougar Acquisition Corp., a Georgia corporation ("Acquisition"), and Centennial HealthCare Corporation, a Georgia corporation (the "Company"), providing for the merger of Acquisition with and into the Company. Terms used herein which are defined in the Merger Agreement and not otherwise defined herein shall have the respective meanings assigned to them therein. The undersigned, Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partner ship ("WCAS VIII"), is the sole stockholder of Holdings, and Acquisition is a wholly-owned subsidiary of Holdings. The undersigned WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III" and, collectively with WCAS VIII, the "Partnerships") is under common control with WCAS VIII.

          This will confirm our agreement that, subject only to satisfaction or waiver of the conditions set forth in Sections 7.01 and 7.02 of the Merger Agreement, the Partnerships will provide (or cause to be provided) cash financing to Holdings in an amount sufficient to permit it to convert the Shares (other than Shares then held by Holdings or Acquisition) to cash in the Merger and to pay all related fees and expenses to be paid by Holdings or Acquisition, in each case up to the maximum amount of financing for each Partnership hereinbelow provided.

          The form of the securities to be acquired by the Partnerships in connection with such financing shall be determined by the Partnerships and

CUSIP No. 150937100                                          Page 40 of 58 Pages

Holdings in their discretion, subject to compliance with applicable laws, but the amount of financing so provided (or caused to be provided) by WCAS VIII shall not exceed $105 million, and the amount so provided (or caused to be provided) by WCAS CP III shall not exceed $105 million. The obligation of the Partnerships to provide (or cause to be provided) such financing shall be several and not joint. In the event that WCAS VIII or WCAS CP III shall arrange for other parties to provide a portion of the financing committed for by it hereunder, any such arrangement shall not relieve such Partnership from its obligations hereunder, subject only to the conditions hereinbefore stated, to provide (or cause to be provided) such financing.

          This letter is intended to be for the benefit of the Company, and may be enforced by the Company as a third-party beneficiary. Except for Holdings and the Company as aforesaid, this letter shall not inure to the benefit of, or be enforceable by, any other party. This letter shall be governed by and construed in accordance with the laws of the State of New York.


                                  Very truly yours,

                                  WELSH, CARSON, ANDERSON & STOWE
                                       VIII, L.P.
                                  By WCAS VIII ASSOCIATES LLC,
                                  General Partner



                                  By /s/ Lawrence B. Sorrel
                                       Managing Member

                                  WCAS CAPITAL PARTNERS III, L.P.
                                  By WCAS CP III ASSOCIATES L.L.C.,
                                       General Partner



                                  By /s/ Lawrence B. Sorrel
                                       Managing Member

CUSIP No. 150937100                                          Page 41 of 58 Pages

                                    EXHIBIT E


                             SHAREHOLDERS AGREEMENT

          SHAREHOLDERS AGREEMENT, dated as of October 22, 1998 (this "Agreement"), among Cougar Holdings Corporation, a Delaware corporation ("Parent"), Cougar Acquisition Corp., a Georgia corporation and a wholly owned subsidiary of Parent ("Sub"), and the several shareholders of Centennial HealthCare Corporation, a Georgia corporation ("Centennial"), who are parties hereto (each, a "Shareholder" and, collectively, the "Shareholders"). The Shareholders who are employed by Centennial or one of its subsidiaries are herein called "Management Shareholders."

                                    RECITALS

          Parent, Sub and Centennial propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement as entered into on the date hereof) providing for the merger of Sub with and into Centennial (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement.

          As of the date hereof, each Shareholder is the record and beneficial owner of the number of shares of common stock, per value $.01, of Centennial ("Centennial Common Stock") set forth on the signature page hereof beneath such Shareholder's name (with respect to each Shareholder, such Shareholder's "Existing Shares" and, together with any shares of Centennial Common Stock acquired after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, such Shareholder's "Shares").

          As an inducement and a condition to entering into the Merger Agreement, Parent and Sub have required that the Shareholders agree, and the Shareholders have agreed, to enter into this Agreement.

          The Shareholders, Parent and Sub desire to set forth their agreement with respect to the voting of the Shares in connection with the Merger, the acquisition by the Shareholders of an equity interest in Parent, and the terms of employment of the Management Shareholders by Parent and Centennial following the Merger.

CUSIP No. 150937100                                          Page 42 of 58 Pages


                                    AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

          Section 1. Agreement to Vote. Each Shareholder, severally and not jointly, hereby agrees that, from and after the date hereof and until this Agreement shall have been terminated in accordance with Section 8, at any meeting of the holders of Centennial Common Stock, however called, or in connection with any written consent of the holders of Centennial Common Stock, such Shareholder shall vote (or cause to be voted) such Shareholder's Shares (i) in favor of adoption and approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and (ii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Centennial or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of Centennial or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Centennial or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board of Directors of Centennial; (2) any material amendment of Centennial's Articles of Incorporation or By-laws; or (3) any other action involving Centennial or its subsidiaries which has the effect of impeding, interfering with, delaying, postponing, or impairing (A) the ability of Centennial to consummate the Merger or (B) the transactions contemplated by this Agreement and the Merger Agreement. Such Shareholder shall not enter into any agreement or understanding with any person or entity prior to the termination of this Agreement to vote in any manner inconsistent herewith.

          Section 2. Equity Participation of Management Shareholders in Parent; Fee to WCAS Management. (a) Parent proposes to enter into a Contribution Agreement (the "Contribution Agreement") with Welsh, Carson, Anderson & Stowe VIII, a Delaware limited partnership and certain affiliated partnerships and individuals (collectively, "WCAS"), the Management Shareholders and certain other executives of Centennial (such other executives and the Management Shareholders being collectively called the "Management Contributors"). Pursuant to the Contribution Agreement, WCAS will contribute cash in exchange for common stock, par value $.01 per share of Parent ("Parent Common") at an exchange price of $2.00 per share of

CUSIP No. 150937100                                          Page 43 of 58 Pages

Parent Common, and Subordinated Notes of Parent ("Notes"), at an exchange price equal to 85.71% of the aggregate principal amount of the Notes, all as set forth in the Summary of Terms of Management Participation annexed hereto as Annex A.** The Management Contributors will contribute not less than an aggregate of 505,000 shares of Centennial Common Stock in exchange for Parent Common. In such exchange, Centennial Common Stock will be valued at the Merger Consideration, and Parent Common will be valued at $2.00 per share. The identity of the Management Contributors other than the Management Shareholders, and the respective amounts of Centennial Common Stock to be contributed by them pursuant to the Contribution Agreement, will be determined by agreement of WCAS VIII and Mr. Eaton. Absent such agreement, the Shareholders will contribute not less than an aggregate of 505,000 shares of Centennial Common Stock pursuant to the Contribution Agreement, in such proportions as they may agree among themselves. The contribution of cash and Centennial Common Stock to Parent pursuant to the Contribution Agreement will be designed to constitute a transaction under
Section 351 of the Code in which WCAS and the Management Contributors transfer property to Parent in exchange for stock of Parent and immediately after the exchange WCAS and the Management Contributors are in control (as defined in Section 368(c) of the Code) of Parent. However, no party to the Contribution Agreement will make any representation or warranty to any other party as to whether or not such transactions will constitute a transaction in which the Management Contributors will not recognize gain or loss under Section 351 of the Code or any similar provision of state or local law.

          (b) Upon closing of the Merger, Parent will pay to WCAS Management Corporation, the investment advisor to WCAS, a consummation fee of $3,000,000.

          Section 3. Option Grants to Management Shareholders; Employment Agreements of Certain Management Shareholders. At or promptly following the Effective Time under the Merger, Parent will grant options to purchase common stock of Parent to each Management Shareholder as provided in Annex A hereto. At or promptly following such Effective Time, the employment agreements between Centennial and each of Messrs. Eaton, Fosha and Dahl will -------- **This amount of equity to be issued in conjunction with the subordinated debt depends upon the ratio (in dollars) of the subordinated debt investment to the total equity investment. For purposes of illustration, the figures used herein assume $100 million each. It is contemplated that the actual ratio would be close to 1 to 1.

CUSIP No. 150937100                                          Page 44 of 58 Pages

be amended to add Parent as a party to such agreements, and to provide that each of such individuals will have titles, duties and responsibilities in Parent equivalent to their present titles, duties and responsibilities in Centennial. Each of Messrs. Eaton, Fosha, Dahl and Lepley agree that, subject to compliance with this Section 3 by Parent, the transactions contemplated by the Merger Agreement and by this Agreement will not constitute Good Reason for resignation under their respective employment agreements with Centennial or Paragon Rehabilitation, Inc., as the case may be.

          Section 4. Representations and Warranties of Each Shareholder. Each Shareholder, severally and not jointly, hereby represents and warrants to Parent and Sub as of the date hereof in respect of itself as follows:

          (a) Authorization; Validity of Agreement; Necessary Action. Such Shareholder has full power and authority to execute and deliver this Agreement, to perform such Shareholder's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent and Sub, constitutes a valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b) Consents and Approvals; No Violations. Neither the execution, delivery or performance of this Agreement by such Shareholder nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof will (i) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not materially impair the ability of such Shareholder to consummate the transactions contemplated hereby), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage,

CUSIP No. 150937100                                          Page 45 of 58 Pages

     indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which such Shareholder is a party or by which it or any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets, except in the case of clauses (ii) and (iii) for violations, breaches or defaults, or rights of termination, amendment, cancellation or acceleration, which would not materially impair the ability of such Shareholder to consummate the transactions contemplated hereby.

          (c) Shares. Such Shareholder's Existing Shares are, and its Shares at the Effective Time will be, owned beneficially and of record by such Shareholder. Such Shareholder's Existing Shares constitute all of the shares of Centennial Common Stock owned of record or beneficially by such Shareholder. All of such Shareholder's Existing Shares are issued and outstanding. Such Shareholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder's Existing Shares and will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 1, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, with respect to all of such Shareholder's Shares on the Closing, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. Such Shareholder has good and valid title to its Existing Shares and at all times during the term hereof and on the Closing Date will have good and valid title to its Shares, free and clear of all liens, claims, security interests or other charges or encumbrances.

          (d) No Finder's Fees. Except as disclosed in the Merger Agreement and as provided in this Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder.

          Section 5. Representations and Warranties of Parent. Parent and Sub hereby represent and warrant to each Shareholder

CUSIP No. 150937100                                          Page 46 of 58 Pages

as of the date hereof as follows:

          (a) Organization. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

          (b) Corporate Authorization; Validity of Agreement; Necessary Action. Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Sub of this Agreement and the consummation by Parent and Sub of the transactions contemplated hereby have been duly and validly authorized by their respective boards of directors, and no other corporate action or proceedings on the part of Parent or Sub are necessary to authorize the execution and delivery by Parent or Sub of this Agreement, and the consummation by Parent or Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub, and, assuming this Agreement constitutes a valid and binding obligation of the Shareholders, constitutes valid and binding obligations of Parent and Sub, enforceable against them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (c) Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act, any applicable state takeover laws and applicable state insurance laws and regulations, neither the execution, delivery or performance of this Agreement by Parent or Sub nor the consummation by Parent or Sub of the transactions contemplated hereby nor compliance by Parent or Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of Parent or any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any governmental entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the

CUSIP No. 150937100                                          Page 47 of 58 Pages

     terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which Parent or Sub is a party or by which it or any of its properties or assets may be bound or
     (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets.

          Section 6. Further Agreements of Shareholders. (a) Each Shareholder, severally and not jointly, hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with Centennial or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its Existing Shares, or any Shares acquired after the date hereof, or any interest in any of the foregoing, except to Parent; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, or any interest in any of the foregoing, except to Parent or Sub; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing such Shareholder's obligations under this Agreement.

          (b) Each Shareholder hereby irrevocably waives any rights of appraisal or rights to dissent from the Merger that the Shareholder may have.

          (c) Each Shareholder agrees with, and covenants to, Parent that the Shareholder shall not request that Centennial register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in Centennial Common Stock by reason of any stock dividend or distribution, or any change in Centennial Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged. Each Shareholder shall be entitled to receive any cash dividend paid by Centennial during the term of this Agreement until the Shares are cancelled in the Merger.

CUSIP No. 150937100                                          Page 48 of 58 Pages

          (d) Each Shareholder, severally and not jointly, shall not, nor shall it authorize or permit any investment banker, attorney or other advisor or representative of, such Shareholder to, directly or indirectly, except as expressly permitted pursuant to the Merger Agreement (a) take any action to solicit, initiate or, knowingly encourage any Acquisition Proposal, or (b) participate in any discussions or negotiations with or encourage any effort or attempt by any other person or entity or take any other action to facilitate an Acquisition Proposal. Notwithstanding anything in this Agreement to the contrary, from and after the date hereof, each Shareholder, severally and jointly, shall promptly and within not more than 12 hours advise Parent orally and in writing of the receipt by it (or any of the other entities or person referred to above) of any Acquisition Proposal, or any inquiry which is likely to lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry. Each Shareholder will keep Parent fully informed of the status and details of any such Acquisition Proposal or inquiry.

          Section 7. Further Assurances. From time to time prior to the Closing, at any other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          Section 8. Termination. This Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect upon the earliest of (a) the Effective Time and (b) termination of the Merger Agreement pursuant to Article VIII thereof. Nothing in this Section 8 shall relieve any party of liability for breach of this Agreement.

          Section 9. Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

          Section 10. Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects only by written agreement of the parties hereto.

          Section 11. Several Obligations. The representations, warranties, covenants, agreements and conditions of this

CUSIP No. 150937100                                          Page 49 of 58 Pages

Agreement applicable to the Shareholders are several and not joint.

          Section 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) If to Parent, Sub or Welsh, Carson, Anderson & Stowe VI, L.P.:

                    c/o Welsh, Carson, Anderson & Stowe
                    320 Park Avenue
                    Suite 2500
                    New York, New York 10022-6815
                    Attention: Lawrence B. Sorrel
                    Facsimile No.: (212) 893-9575

                    with a copy to:

                    Reboul, MacMurray, Hewitt, Maynard & Kristol
                    45 Rockefeller Plaza
                    New York, N.Y. 10111
                    Attention: William J. Hewitt
                    Facsimile No.: (212) 841-5725

          (b) if to any Management Shareholder, to such Management Shareholder:

                    c/o Centennial HealthCare Corporation
                    400 Perimeter Center Terrace
                    Suite 650
                    Atlanta, Georgia 30346
                    Attention: Daryl R. Griswold, Esq.
                    Fax: 770-730-1350

          Section 13. Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation".

          Section 14. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the

CUSIP No. 150937100                                          Page 50 of 58 Pages

parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          Section 15. Entire Agreement; Third Party Beneficiary; Effectiveness. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. The agreements in Section 1 hereof are intended to be for the benefit of Centennial and shall be enforceable by it. This Agreement shall be binding upon all Shareholders who have executed it notwithstanding the failure of any other Shareholder to execute it.

          Section 16. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

          Section 17. Specific Performance; Remedies Cumulative. (a) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to the remedy of specific performance of the terms hereof, in addition to any other remedy at law or equity. (b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

          Section 18. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Georgia without giving effect to the principles of conflicts of law thereof.

          Section 19. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other

CUSIP No. 150937100                                          Page 51 of 58 Pages

parties, except that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent; provided, however, that no such assignment shall relieve Parent from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          Section 20. Jurisdiction. Each of the parties hereto irrevocably consents and submits to the jurisdiction in any action brought in connection with this Agreement in the United States District Court for the Southern District of New York or for the Northern District of Georgia.

CUSIP No. 150937100                                          Page 52 of 58 Pages

          IN WITNESS WHEREOF, Parent, Sub and each of the Shareholders have caused this Agreement to be signed by their respective officers or other authorized person thereunto duly authorized as of the date first written above.

                                                COUGAR ACQUISITION CORP.


                                                By:  /s/ Lawrence B. Sorrel
                                                Name: Lawrence B. Sorrel
                                                Title: President


                                                COUGAR HOLDINGS CORPORATION


                                                By: /s/ Lawrence B. Sorrel
                                                Name: Lawrence B. Sorrel
                                                Title: President


                                                Shareholders:

                                                WELSH, CARSON, ANDERSON &
                                                   STOWE VI, L.P.


                                                By:  WCAS VI Partners, L.P.,
                                                      General Partner

                                                By:  /s/ Russell L. Carson
                                                      General Partner

                                                Number of Existing Shares:
                                                2,520,193



                                                /s/ J. Stephen Eaton
                                                J. Stephen Eaton
                                                Number of Existing Shares:
                                                1,115,371


                                                /s/ Kent C. Fosha
                                                Kent C. Fosha
                                                Number of Existing Shares:
                                                7,970




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CUSIP No. 150937100                                          Page 53 of 58 Pages




                                                /s/ Alan C. Dahl
                                                Alan C. Dahl
                                                Number of Existing Shares:
                                                59,492

                                                /s/ Lawrence W. Lepley
                                                Lawrence W. Lepley
                                                Number of Existing Shares:
                                                83,225

CUSIP No. 150937100                                          Page 54 of 58 Pages

                                                                         Annex A


                  SUMMARY OF TERMS OF MANAGEMENT PARTICIPATION

          The following is a summary of (i) the proposed terms and conditions under which management will be permitted to invest in the holding company (the "Company") that acquires Centennial, and (ii) certain agreements relating to the employment of certain senior executives.

A.   Equity and Subordinated Debt Financing from WCAS.

WCAS VIII and certain affiliated individuals will purchase 50,000,000 shares of Common Stock of the Company at $2.00 per share or an aggregate of $100,000,000. WCAS Capital Partners III will purchase $100,000,000 aggregate principal amount of the Company's subordinated notes at a purchase price of 85.71% of principal amount, and 7,142,857 shares of Common Stock of the Company at $2.00 per share or an aggregate of $14,285,714.

B.   Initial Management Ownership; Grant of Options.

Certain members of senior management (each, a "Management Purchaser") will participate in the Company through (i) the rollover of a minimum of 505,000 shares of Centennial common owned by them into shares of Company Common Stock,
(ii) the grant of options ("Options") to purchase shares Common Stock of the Company, and (iii) the opportunity to invest an amount up to the option spread of Centennial options held by them in Common Stock of the Company. The identity of the Management Purchasers and their respective participations will be determined by WCAS VIII in consultation with Mr. Eaton. The purchase and Option price will be $2.00 per share. Centennial common will be valued at the merger price for purposes of the rollover. The initial equity capitalization of the Company is shown on Exhibit I hereto. 15% of the fully diluted Common Stock of the Company will be reserved for Options to be granted to Management Purchasers and other members of management.

C.   Employment Agreements.

The existing employment agreements between Centennial and each of Messrs. Eaton, Fosha and Dahl will be amended to add the Company as a party, to provide that each of these individuals will have titles, duties and responsibilities with the Company equal to those with Centennial and to provide for two-year rolling severance and noncompete periods for each executive. Such agreements will otherwise remain in effect without change. The

CUSIP No. 150937100                                          Page 55 of 58 Pages

employment agreement with Mr. Lepley will be amended to provide for two-year rolling severance and noncompete. The Company will, in addition, pay the Management Purchasers an aggregate of $2,000,000 in additional fees and bonuses within two months of the closing of the Merger, such amounts to be allocated by agreement between WCAS VIII and Mr. Eaton.

Mr. Eaton's employment agreement will be amended to provide that if following a Change of Control (as defined in his agreement) he is not offered the opportunity to continue as chief executive officer of the Company, then provided that the Company's board of directors determines that the value of the Company has reached a target to be agreed, the Company will, at Mr. Eaton's request but subject to the Company's obtaining all consents required under its loan agreements, repurchase up to 50% of the shares of Company Common Stock acquired by him on roll over in the Merger, at fair market value as determined by agreement of the Board of Directors and Mr. Eaton or, in default of such agreement, by a third party or parties as specified in the amended employment agreement.

D.   Stock Options.

          Vesting under all outstanding options of Centennial will be accelerated to the Effective Date of the Merger. Options for 15% of the fully diluted shares of Company Common will be available to be granted as either Time Options or Performance Accelerated Options with exercisability as described below.

Exercisability
of Options:     Time Vesting Options will be granted at
                closing for 9% of fully diluted Company
                Common, of which 3% will be immediately
                exercisable and 6% will vest in installments of 1.5% each of the first through fourth anniversaries of Closing.

                Performance Vesting Options will be granted at Closing for 6% of the fully diluted
                Company Common. Performance options will be exercisable at any time after the eighth anniversary of grant. Vesting of Performance
                Options will accelerate upon a Liquidity
                Event (as hereinafter defined) in the event that WCAS VIII achieves specified multiples of its investment (in the event of a Liquidity Event prior to the fourth anniversary of the Merger), or in the event it achieves specified Internal Rate of Return targets (in the event of a Liquidity Event on or after the fourth anniversary of the Merger), as follows:




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CUSIP No. 150937100                                          Page 56 of 58 Pages


        Percentage of Performance
          Options Exercisable             IRR        Multiple

                33-1/3%                   25%           2.0
                66-2/3%                   30%           2.5
                100%                      35%           3.0

                The percentage exercisable will be
                interpolated for multiples or IRR's between these values. A Liquidity Event will be defined to mean (i) a sale of all or substantially all of the assets of the Company or a consolidation or merger of the Company as a result of which a majority of the voting stock the purchaser or the surviving corporation, of such merger or consolidation, as the case may be, is not owned by the same persons who owned such voting stock immediately prior to such transaction, in substantially the same proportions, or (ii) the Company's completing a firm commitment underwritten initial public offering resulting in gross proceeds of at least $50 million and not less than 20 percent of the Company's outstanding Common Stock being publicly tradeable. WCAS VIII's multiple of return or IRR, as the case may be, will be based on its entire equity investment in the Company (including equity investments subsequent to the merger) treating the entire WCAS VIII equity investment as cashed out of the time of a Liquidity Event at the price of Company Common Stock reflected in such event (or, in the case of (iii) above, the 30 trading days ending on such event).

                In the event that the Company completes a public offering prior to the fourth anniversary of the Merger which meets the foregoing IRR targets but does not meet the multiple of return targets, at the time of the offering the management will be provided an opportunity to earn an economic value equivalent to that of the unvested

347787.1


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CUSIP No. 150937100                                          Page 57 of 58 Pages

                           performance options through a grant of new options structured on a more customary basis for a public company.

                           No Options shall become exercisable for any additional shares after employment ceases. In such events, any unexercisable Options terminate.

Expiration of Options:     All Options expire upon the earliest of
                           (a) the tenth anniversary of the grant
                           date, (b) the first anniversary of
                           death, permanent disability or
                           retirement, (c) immediately upon
                           termination for cause, (d) after other
                           terminations of employment, 90 days and
                           (e) at the discretion of the Company, in the event of certain business combinations upon payment of the option spread with respect to all Options which were exercisable at the date of the business combination. Unexercisable
                           Options terminate upon any termination
                           of employment.

CUSIP No. 150937100                                          Page 58 of 58 Pages

                                    EXHIBIT I




                                                           Purchase   Principal     Total
              Purchase Price-                              Price -    Amount        Purchase
                  Shares      No. of Shares   Percentage   Note       of Notes      Price

WCAS VII        100,000,000   50,000,000       69.46%                             100,000,000
WCAS Cap
 Partners III    14,285,714    7,142,857        9.92%    85,714,286  100,000,000  100,000,000
Senior Management
 Roll Over        8,080,000    4,040,000        5.61%                               8,080,000
Options Vested                 2,159,395        3.00%
Options Time
 Vesting                       4,318,790        6.00%
Options -
 Performance
 Vesting                       4,318,790        6.00%
Total            22,365,714   71,979,832      100.00%                             208,080,000

Holdings share         2.00
Merger Price          16.00
Management
 Rollover shares    505,000



